Exhibit 99.9
Internal Control Over Financial Reporting
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2006, Brookfield’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in Brookfield’s internal control over financial reporting as of December 31, 2006. Management excluded from its assessment the internal control over financial reporting at HQI Transelec Chile S.A. (“Transelec”) and Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”), which were acquired during 2006, whose total assets, net assets, total revenues, and net income on a combined basis constitute approximately 27%, 12%, 5% and nil% respectively of the consolidated financial statement amounts as of and for the year ended December 31, 2006.
Management’s assessment of the effectiveness of BAM’s internal control over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche, LLP, our Independent Registered Chartered Accountants, who also audited Brookfield’s Consolidated Financial Statements for the year ended December 31, 2006, as stated in the Report of Independent Registered Chartered Accountants, which expressed an unqualified opinion on management’s assessment of Brookfield’s internal control over financial reporting and an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 14, 2007	Chief Executive Officer	Chief Financial Officer
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Brookfield Asset Management Inc.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Brookfield Asset Management Inc. and subsidiaries (the “company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at HQI Transelec Chile S.A. (“Transelec”) and Trizec Properties Inc. And Trizec Canada Inc. (collectively, “Trizec”), which were acquired during 2006 and whose financial statements on a combined basis constitute approximately 27%, 12%, 5% and nil% respectively of total assets, net assets, total revenues and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Transelec or Trizec. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the company and our report dated March 14, 2007 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Deloitte & Touche, LLP
March 14, 2007	Independent Registered Chartered Accountants
70          Brookfield Asset Management     |     2006 Annual Report